QuickLinks -- Click here to rapidly navigate through this document

Exhibit 14.1

InsWeb Corporation
Code of Business Conduct and Ethics

        The Board of Directors (the "Board") of InsWeb Corporation (the "Company") has adopted the following Code of Business Conduct and Ethics ("Code") for directors and senior officers of the Company. The Code is intended to focus the Board and each director and officer on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each director and officer will comply with the letter and spirit of this Code. No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors and officers. Directors and officers are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Audit Committee, who may consult with inside or outside legal counsel as appropriate.

1.     Conflict of Interest.

        A "conflict of interest" occurs when a director's or officer's private interest interferes in any way, or appears to interfere, with the interests of the Company. Conflicts of interest also arise when a director or officer, or a family member, receives improper personal benefits as a result of the director's or officer's position with the Company.

        Directors and officers will avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company will be disclosed immediately to the Board.

        This Code does not attempt to describe all possible conflicts of interest that could develop. Some of the more common conflicts from which directors and officers should refrain, however, are set out below:

  •
  Directors and officers may not knowingly engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

  •
  Directors and officers may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

  •
  Directors and officers, and their family members, may not offer, give or receive gifts to or from anyone who deals with the Company in cases where the gift is being made in order to influence the directors' or officers' actions as members of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

2.     Corporate Opportunities.

        Directors and officers owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Directors and officers are prohibited from:

  •
  personally taking for themselves opportunities that are discovered through the use of Company property, information or the director's or officer's position;

  •
  using Company's property, information, or position for personal gain; or

  •
  competing with the Company, directly or indirectly, for business opportunities, unless the Company's disinterested directors determines that the Company will not pursue a particular opportunity that relates to the Company's business.

3.     Confidentiality.

        Directors and officers will maintain the confidentiality of information entrusted to them by the Company or its customers, and any other confidential information about the Company that comes to them, from whatever source, in their capacity as director or officer, except when disclosure is authorized or required by laws or regulations.

4.     Protection and Proper Use of Company Assets.

        Directors and officers will protect the Company's assets and ensure their efficient use. Directors and officers will not use the Company assets for personal benefit without prior authorization from the chairman of the Audit Committee or as part of a compensation or expense reimbursement program available to all directors and officers.

5.     Fair Dealing.

        Directors and officers will deal fairly and will oversee fair dealing by the Company's employees with its customers, suppliers and competitors. No director or officer will take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

6.     Compliance with Laws, Rules and Regulations.

        Directors and officers will comply with all laws, rules and regulations applicable to the Company, including insider trading laws.

7.     Waivers of the Code of Business Conduct and Ethics.

        Any waiver of this Code may be made only by the Board or the Audit Committee and will be disclosed in accordance with applicable federal law, SEC rules and Nasdaq rules.

8.     Encouraging the Reporting of any Illegal or Unethical Behavior.

        Directors and officers should promote ethical behavior and take steps to ensure that the Company (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, regulations or the Company's code of business ethics to the appropriate personnel; and (c) will not permit retaliation against employees for reports made in good faith.

9.     Public Company Reporting.

        As a public company, the Company's filings with the SEC must be accurate and timely. Directors and officers may be called upon to provide necessary information to assure that the Company's public reports are complete, fair and understandable. The Company expects directors and officers to provide prompt accurate answers to inquiries related to these public disclosure requirements.

10.   Failure to Comply; Compliance Procedures.

        The failure by any director or officer to comply with the laws or regulations governing the Company's business, this Code or any other Company policy or requirement may result in disciplinary action, and, if warranted, legal proceedings. Directors and officers should communicate any suspected violations of this Code promptly to the Chairman of the Audit Committee. Violations will be investigated by the Board or its designees, and appropriate action will be taken in the event of any violations of this Code.

Approved—January 28, 2004

QuickLinks

  Exhibit 14.1
InsWeb Corporation Code of Business Conduct and Ethics